Exhibit 21.1

List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation	Ownership Position
NanoBlate Corp., a Delaware Corporation	Delaware	100%
BioElectroMed Corp., a California Corporation	California	100%
Pulse Biosciences BV	Netherlands	100%
2783162 Ontario Inc.	Ontario	100%